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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2002

BUHRMANN NV
(Translation of Registrant's Name Into English)

HOOGOORDDREEF 62
1101 BE AMSTERDAM ZO
THE NETHERLANDS
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________)

Enclosure: News Release dated May 2, 2002

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ J.P.E. BARBAS Company Secretary
Date: May 2, 2002

Burhman NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	2 May 2002 003	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com
Website www.buhrmann.com

Analyst conference call—3 May 2002, 11.00 a.m. CET via telephone number: +31 (0)45 631 6901 (listen only mode for non-participants)

1st QUARTER 2002 NET PROFIT* BUHRMANN EUR 38 MILLION

Key figures

	1st quarter
	2002	2001	change
	In millions of euro
Net sales	2,547	2,448	+4%
Added value**	606	568	+7%
EBITDA***	131	136	-4%
Net profit*	38	47	-19%
Net extraordinary result	n.a.	20
In euro
Net profit* per ordinary share (fully diluted)	0.22	0.35	-37%

*
Net profit on ordinary operations before amortisation of goodwill. This profit definition is consistently used.

**
Net sales minus the cost of sales.

***
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

Outlook 2002

Last year's cost reduction measures, effective cost control in all divisions, and cost synergies arising from the integration of last year's acquisitions are having a positive effect on earnings. We reiterate that we expect net profit on ordinary operations before amortisation of goodwill for 2002 to be higher than in 2001, barring unforeseen circumstances and a further deterioration of the economy in our major markets.

Summary

  •
  Total net sales increased by 4% to EUR 2,547 million including the effect of last year's acquisitions and currency translation effects. On a comparable basis and adjusted for the number of business days, sales decreased by 5% as a result of the economic downturn.

  •
  Added value rose 7% to EUR 606 million. Contributing factors were last year's acquisitions and the synergy benefits arising from these, particularly in the Office Products Divisions.

  •
  Operating costs decreased—excluding currency translation effects—for the third quarter in succession as the effects of restructurings, cost reduction measures and cost synergies from last year's acquisitions materialised.

  •
  EBITDA was 4% lower at EUR 131 million, as the EUR 3 million increase in operating profit in Office Products North America and EUR 4 million higher operating result of the Office Products Europe/Australia Division did not compensate for the EUR 8 million decline in operating results of the Paper Merchanting Division and EUR 6 million lower operating profit of the Graphic Systems Division.

  •
  Overall net profit after amortisation of goodwill and extraordinary items totalled EUR 19 million, compared to EUR 52 million in the first quarter of 2001, which included an extraordinary gain of EUR 20 million. The decrease also reflects lower operational profits and higher goodwill charges in the first quarter of this year.

  •
  Internet sales further increased, now representing about 13% of total sales.

CEO's statement

Commenting on the developments in the first quarter of 2002, Buhrmann CEO Frans Koffrie said: "Compared to the relatively strong first quarter of last year, organically our sales have—as anticipated in our plans—declined. In response, we have continued to improve our operational efficiency, moved quickly to integrate acquisitions and successfully lowered our cost base. Despite the fact that there were still no signs of any real improvement in our main markets in the first quarter of this year, our overall gross margin improved. Given the flexibility of our organisation, the continued focus on further business improvements, and the strong market positions of Buhrmann's operating companies across North America, Europe and Australia, we are well positioned to fully benefit from a recovery of the economic circumstances when it occurs."

Review first quarter

Buhrmann strengthened its leading market positions as one of the world's largest business-to-business distributors of office supplies, paper and graphic systems. We are successfully helping customers to reduce their procurement costs, while providing advanced systems for on-line ordering. Internet sales have increased to 13% of total sales, representing an annual run-rate of EUR 1.3 billion. Because of our competitive strengths we were able to maintain a strong relative performance in most of our businesses under the current unfavourable economic circumstances.

General business activity remained weak in the first quarter, resulting in an organic decrease in sales of 5% year-on-year. Total net sales, however, increased by 4% to EUR 2,547 million as a result of last year's acquisitions. Sales from the former Samas and USOP organisations and other acquisitions were not included in the first quarter results of last year, as these businesses were acquired during the second quarter.

Overall costs increased relative to the first quarter of last year, primarily due to the inclusion of last year's acquisitions and to the ongoing integration activities. However, the reduction in operating costs that began to materialise in the third quarter of last year continued into the first quarter of this year and that progress contributed substantially to the overall margin improvement. The total number of employees was reduced by 600 people in the first quarter of this year since the end of December 2001.

First quarter net profit on operations before amortisation of goodwill was lower than last year, totalling EUR 38 million in 2002 versus EUR 47 million in 2001. The difference was mainly caused by the fact that there was no sign of a slowdown in the first two months of last year, resulting in a relatively strong first quarter in 2001. Also, the effective tax rate for the first quarter of this year was 22%, compared to 16% for the first quarter of last year. In addition, the lower net profit per share includes the effect of the 23% increase in the average number of shares outstanding, caused by the equity issue at the end of the first quarter of last year. Fully diluted net profit per share from ordinary operations before amortisation of goodwill totalled EUR 0.22 for the first quarter of this year (first quarter 2001: EUR 0.35).

Cash flow and financing

Cash flow from operational activities was EUR 75 million negative in the first quarter, primarily due to an increase in working capital. However, it is expected to be positive over the full year. Inventories were up slightly following some changes in our distribution network and investments in new demonstration equipment for our Graphic Systems Division near the end of the first quarter. Further progress has been made with reducing our trade receivables. Creditors decreased as a consequence of the normal fluctuations related to commercial considerations around payment terms. Investments in fixed assets and integration expenses developed in line with our expectations. The cash interest cover was 2.8 times, compared to 2.9 times a year ago and 2.7 times in the previous quarter (our internal target is 3x).

RESULTS BY DIVISION

Office Products North America

	1st quarter
	2002	2001	/_\
	In millions of euro
Net sales	1,271	1,176	+8%
Added value	357	321	+11%
EBITA	71	68	+4%
Capital employed (average)*	1,083	1,003	+8%

*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

Net sales of the Office Products North America Division were up 8% to EUR 1,271 million including the positive effect of last year's acquisition. Organically, sales decreased by 6% due to overall market softness. The rapid integration of the acquired USOP operations during 2001 and focused efforts to improve operational efficiency contributed to the notable improvement in the division's added value. Added value increased by 11% to EUR 357 million.

The Division had considerable success in gaining new large account customers in the first quarter. This was driven by the Division's successful efforts to improve its large customer service offering and was complemented by training both sales force and sales management.

New account acquisition, retention and penetration of existing accounts, and cost control remain the highest of priorities. Significant efforts were undertaken to "rightsize" the organisation in response to the sales developments. Cost containment activities are ongoing, pending improvement of the economic conditions. Operational and labour costs decreased by 4% compared with the fourth quarter of last year. The division's EBITA increased by 4% to EUR 71 million.

Office Products Europe / Australia

	1st quarter
	2002	2001	/_\
	In millions of euro
Net sales	396	322	+23%
Added value	105	89	+18%
EBITA	15	11	+36%
Capital employed (average)*	220	202	+9%

*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

Sales of Office Products Europe/Australia were 23% higher, totalling EUR 396 million. This includes the positive effect of last year's acquisition and synergies arising from the integration and restructuring efforts. Organically, sales decreased by 2%. The Australian operations continued their good sales performance.

In all of the Office Products Europe Division's main markets, large account customers reduced their spending on office supplies. Spending cuts and staff lay-offs caused a further reduction in office furniture and stagnation in copier sales. In addition, large customers are saving costs by ordering items within a more restricted range from our extensive offering. Sales efforts targeted at medium-sized companies are being increased in order to further penetrate this market segment and rebalance the overall customer-base.

On a comparable basis, costs were lower than for the first quarter of last year, resulting from effective cost control measures and the fact that the integration efforts in the UK progressed successfully and are on schedule. First quarter EBITA for the Office Products Europe and Australia Divisions in total rose 36% to EUR 15 million.

Good progress was made in the area of working capital management, most noteably in the UK. This is reflected in the 9% increase in capital employed with sales increasing by 23% compared to the first quarter of last year.

Paper Merchanting

	1st quarter
	2002	2001	/_\
	In millions of euro
Net sales	780	824	-5%
Added value	120	126	-5%
EBITA	20	28	-29%
Capital employed (average)*	676	693	-2%

*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

Net sales of the Paper Merchanting Division declined by 5% to EUR 780 million. Organically, sales were 4% lower than in the first quarter of last year. Buhrmann's paper merchanting companies throughout Europe have continued to effectively apply a strict policy of maintaining selling prices and gross margins. In addition the division focuses on maintaining very high service levels in order to secure its leadership position in the market, while implementing expense reduction measures whenever possible.

The largest segment in the division's portfolio, the commercial print market, continued to experience seriously lower business levels and an increase in printer bankruptcies. The sector is suffering from weak demand for colour print as a result of an overall decline in advertising activity. This is reflected foremost in a further decline in ex-stock sales, which has had a very significant effect on the division's first quarter income.

In addition to maintaining its strict pricing policy in order to protect margins, the Division is further streamlining its operations. For example, in the Netherlands the merger of two operating companies, Riem + Honig and Deutschmann & Roelants, has been initiated in the first quarter. The combined operations will continue under the name: DRiem Papier.

As anticipated, EBITA of the Paper Merchanting Division decreased, totalling EUR 20 million for the first quarter of this year, which is EUR 8 million below the first quarter of last year.

Graphic Systems

	1st quarter
	2002	2001	/_\
	In millions of euro
Net sales	100	126	-21%
Added value	24	32	-25%
EBITA	1	7	-86%
Capital employed (average)*	115	106	+8%

*
The comparative number for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.

Net sales of the Graphic Systems Division reached a level of EUR 100 million (first quarter 2001: EUR 126 million). The lower sales and order intake in the first quarter were in line with our expectations. Our sales and margins were negatively affected by more aggressive pricing policies of competitors and the continued oversupply in the used-machines market.

The proportion of sales from service, supplies and spare parts was increased successfully. Furthermore, operating companies in Italy and Belgium started selling supplies via the Internet in March. Also in March the first digital colour printer by the joint venture of Heidelberg and Kodak, "Nexpress", has been introduced to our markets by the division, which has contributed to a temporary increase in capital employed as demonstration equipment was bought.

First quarter EBITA of the Graphic Systems Division totalled EUR 1 million in the first quarter of this year (2001: EUR 7 million).

Outlook 2002

Office Products

As the integration of acquired operations in North America and in Europe draws nearer to its completion and further progress is made with streamlining our operations, more cost synergies and operational benefits will materialise. Following corporate restructurings and structural spending cuts by many of our large-account customers, comparable sales volumes of our Office Products activities are expected to reach the same level as last year. To counterbalance the lower spending on office supplies, the Office Products Divisions are increasing their marketing efforts aimed at both large and medium-sized companies. In addition, sales of office supplies marketed under our private labels are gaining importance.

Paper Merchanting

There are weak signals that advertising spending will begin to grow again this year, and there has been a modest improvement in order intake levels at paper mills. Meanwhile, Buhrmann's paper merchants are maintaining supply in line with demand, thus avoiding deterioration in price and margin levels. This is an important factor in preserving a reasonable level of profitability.

Graphic Systems

There is still no sign of enduring recovery in the graphic arts market. Given the decreased willingness of companies in the graphic arts industry to make capital investments, lower sales and operating profit of the Graphic Systems Division will be in line with our expectations. Buhrmann Group

Last year's cost reduction measures, effective cost control in all divisions, and cost synergies arising from the integration of last year's acquisitions are having a positive effect on earnings. We reiterate that we expect net profit on ordinary operations before amortisation of goodwill for 2002 to be higher than in 2001, barring unforeseen circumstances and a further deterioration of the economy in our major markets.

Note to editors:

For more information, please contact:	Analysts can contact:
Buhrmann Corporate Communications,	Buhrmann Investor Relations,
Ewold de Bruijne	Marina Millington-Ward
Tel. +31 6 53 74 00 76 or by e-mail:	Tel. +31 20 651 10 42 or by e-mail:
ewold.de.bruijne@buhrmann.com	marina.millington@buhrmann.com

Profile of Buhrmann

As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 11.0 billion with over 27,000 employees in 30 countries.

Disclaimer

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, including the office products activities of US Office Products Company and Samas, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and the Company's Registration Statement on Form F-4 filed with the Securities and Exchange Commission on June 27, 2001 and April 3, 2000, respectively. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

Buhrmann's accounting policies did not change compared with the principles applied in the group's financial statements for 2001. The figures included in this report were not audited by the external accountant.

	1st quarter
	2002	2001
	in millions of euros
CONSOLIDATED PROFIT AND LOSS ACCOUNT
Net Sales	2,547	2,448
Cost of sales	(1,941)	(1,880)

Added value	606	568
Operating costs	(475)	(432)

EBITDA	131	136
Depreciation	(30)	(27)

EBITA	101	109
Amortization of goodwill	(19)	(15)

Operating result (EBIT)	82	94
Net financing costs	(50)	(51)
Result on ordinary operations before tax	32	43
Taxes	(11)	(9)
Other financial results	0	0
Minority interests	(2)	(2)

Net result on ordinary operations	19	32
Extraordinary result net	0	20

Net result	19	52

Net result on ordinary operations before amortization of goodwill	38	47

Ratios
Added value as a % of net sales	23.8%	23.2%
EBITDA as a % of net sales	5.1%	5.6%
EBITA as a % of net sales	4.0%	4.5%
EBIT as a % of net sales	3.2%	3.8%

	1st quarter
	2002	2001
	in millions of euros
NET RESULT PER SHARE FULLY DILUTED
Net result from ordinary operations	19	32
Dividend preference shares A	(3)	(4)

Net result on ordinary operations for ordinary shares	16	28
add back: amortisation of goodwill	19	15

Total (before amortisation of goodwill)	35	43
Average number of ordinary shares basic (x 1,000)	131,342	102,025
Options	0	753
Conversion preference shares C	22,194	20.777

Average number of ordinary shares fully diluted (x 1,000)	153,536	123,555
Per ordinary share in euros
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.22	0.35

	1st quarter
	2002	2001
	in millions of euros
CONSOLIDATED CASH FLOW STATEMENT
EBITDA	131	136
Additions to / (release of) provisions	(6)	1

Operating result on a cash basis	125	137
(Increase) / decrease in Inventories	(8)	(1)
(Increase) / decrease in Trade receivables	94	54
Increase / (decrease) in Trade Creditors	(274)	(136)
(Increase) / decrease in Other receivables and liabilities	45	34

(Increase) / decrease in working capital	(143)	(49)
Financial payments	(50)	(50)
Other operational payments	(7)	(4)

Cash flow from operational activities	(75)	34
Investments in Tangible fixed assets	(31)	(36)
Aquisitions, Integration and Divestments	(58)	52

Available cash flow	(164)	50
Cash flow from financing activities	34	455

Net cash flow	(130)	505

	31 March		31 Dec.
	2002	2001	2001
	in millions of euros
CONSOLIDATED BALANCE SHEET
Fixed assets	4,044	3,415	4,032
Current assets	2,894	2,945	2,986
Cash	38	455	99

Total assets	6,976	6,815	7,117
Group equity
Shareholders' equity	2,669	2,672	2,634
Other group equity	40	32	37

	2,709	2,704	2,671
Provisions	447	422	445
Long-term loans	2,113	1,998	2,059
Current liabilities, interest bearing	108	40	44
Current liabilities, not interest bearing	1,599	1,651	1,898

Total liabilities	6,976	6,815	7,117
Interest-bearing net-debt	2,183	1,583	2,004
	31 March		31 Dec.
	2002	2001	2001
FINANCIAL RATIOS
Interest cover (EBITDA / Cash interest)	2.8	2.9	2.7
Group equity in % of total assets	38.8%	39.7%	37.5%
Interest-bearing debt in % of group equity	80.6%	58.5%	75.0%

	31 March		31 Dec.
	2002	2001	2001
EQUITY PER SHARE
Basic number of ordinary shares outstanding (x 1,000)	131,342	129,651	131,342
Basic shareholders' equity per share (in euros)	15.99	15.78	15.70
Fully diluted number of ordinary shares outstanding (x 1,000)	153,520	152,619	153,234
Fully diluted shareholders' equity per share (in euros)	16.21	15.82	15.96

	31 March		31 Dec.
EQUITY RECONCILIATION
Shareholders' equity as per 31 December	2,634	1,916	1916
Net result year to date	19	52	55
Dividend ordinary shares for 2000	0	0	-46
Net proceeds issue ordinary shares	0	645	665
Accrual dividend Preference shares A 2001	0	0	-14
Translation differences	16	59	58

Shareholders' equity as per 31 March	2,669	2,672	2,634
	1st quarter
	2002	2001
	in millions of euros
AVERAGE CAPITAL EMPLOYED
Office Products North America	1,083	1,003
Office Products Europe/Australia	220	202
Paper Merchanting	676	693
Graphic Systems	115	106
Other activities and holdings	(22)	(57)

Buhrmann, excluding goodwill	2,072	1,947
Goodwill	2,604	2,131

Buhrmann, including goodwill	4,676	4,078

	1st quarter
	2002	2001
ROCE (IN %)
Office Products North America	26.2%	27.1%
Office Products Europe/ Australia	27.3%	21.8%
Paper Merchanting	11.8%	16.2%
Graphic Systems	3.5%	26.4%
Buhrmann, excluding goodwill	19.5%	22.4%
Buhrmann, including goodwill	7.0%	9.2%

	per 31 March		31 Dec.
	2002	2001	2001
NUMBER OF EMPLOYEES
Office Products North America	13,709	13,102	14,240
Office Products Europe/ Australia	6,209	5,937	6,228
Paper Merchanting	5,487	5,690	5,519
Graphic Systems	1,151	1,197	1,176
Holdings	73	69	72

Buhrmann	26,629	25,995	27,235

	1st quarter
	2002	2001
	in millions of euros
FIGURES PER DIVISION NET SALES
Office Products North America	1,271	1,176
Office Products Europe/Australia	396	322
Paper Merchanting	780	824
Graphic Systems	100	126

Buhrmann total	2,547	2,448

	1st quarter
	2002	2001
	in millions of euros
ADDED VALUE
Office Products North America	357	321
Office Products Europe/Australia	105	89
Paper Merchanting	120	126
Graphic Systems	24	32

Buhrmann total	606	568

	1st quarter
	2002	2001
ADDED VALUE as a % of NET SALES
Office Products North America	28.1%	27.3%
Office Products Europe/Australia	26.5%	27.6%
Paper Merchanting	15.4%	15.3%
Graphic Systems	24.0%	25.4%

Buhrmann total	23.8%	23.2%

	1st quarter
	2002	2001
	in millions of euros
OPERATING RESULT (EBITA/EBIT)
Office Products North America	71	68
Office Products Europe/Australia	15	11
Paper Merchanting	20	28
Graphic Systems	1	7
Holdings	(6)	(5)

EBITA	101	109
Goodwill	(19)	(15)

EBIT	82	94

	1st quarter
	2002	2001
ROS—% (EBITA / EBIT as a % of net sales)
Office Products North America	5.6%	5.8%
Office Products Europe/Australia	3.8%	3.4%
Paper Merchanting	2.6%	3.4%
Graphic Systems	1.0%	5.6%
Holdings *)	(0.2%)	(0.2%)

Buhrmann before amortisation of goodwill (EBITA)	4.0%	4.5%
Buhrmann after amortisation of goodwill (EBIT)	3.2%	3.8%

*)
Holding EBITA as a % of total net sales

	1st quarter
	2002	2001
ORGANIC GROWTH OF SALES
Office Products North America	(6)%	2%
Office Products Europe/Australia	(2)%	9%
Paper Merchanting	(4)%	10%
Graphic Systems	(18)%	0%

Buhrmann Total	(5)%	5%

	1st quarter
EXCHANGE RATES
Euro versus US$, average rate	$0.88	$0.92
Euro versus US$, end rate	$0.87	$0.88

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1st QUARTER 2002 NET PROFIT* BUHRMANN EUR 38 MILLION